

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 20, 2011

Via E-Mail
Amir Loberman
Chief Financial Officer
D. Medical Industries Ltd.
3 HaSadna Street
Tirat-Carmel 39026, Israel

> **Re:** **D. Medical Industries Ltd.**
> **Registration Statement on Form F-3**
> **Filed September 2, 2011**
> **File No. 333-176645**

Dear Mr. Loberman:

We have limited our review of your filing to the issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please refer to our letter dated September 19, 2011 concerning your Form 20-F filing for the fiscal year ended December 31, 2010. Please resolve all outstanding comments concerning the Form 20-F prior to requesting acceleration of this registration statement.

Exhibit 5.1

2. Paragraph (f) implies that an updated opinion may not be filed in connection with offers and sales of securities from this registration statement. With a view toward a clarified opinion, please tell us under what circumstances an updated and unqualified opinion will not be filed. See Question 212.05 of our Securities Act Rules Compliance and Disclosure Interpretations. Please also ask counsel to revise the first paragraph to clarify the reference to a registration statement "to be filed."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Joseph McCann at 202-551-6262 or Geoff Kruczek, Senior Attorney, at 202-551-3602 with any questions.

Sincerely,

/s/ Geoff Kruczek for

Amanda Ravitz
Assistant Director

cc (via email):   Dr. Shachar Hadar, Esq.
                    Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co.